Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
          We consent to the incorporation by reference in this Registration Statement (Form S-8), pertaining to the Brightpoint Inc. 2004 Long-Term Incentive Plan, of our report dated February 23, 2009, except for Note 17, as to which the date is June 1, 2009, with respect to the consolidated financial statements and schedule of Brightpoint, Inc. as of and for the year ended December 31, 2008, included in its Current Report on Form 8-K dated June 1, 2009, and our report dated February 23, 2009 with respect to the effectiveness of internal control over financial reporting of Brightpoint, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, both filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Indianapolis, Indiana
June 29, 2009